SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated May 24, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 24, 2017

Chairman of the Comision Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

I am writing you as Responsible of Market Relations of TELECOM ARGENTINA S.A. (‘Telecom Argentina’ or the Company) to inform you of the following:

Because of the amortization of the shares held by W de Argentina – Inversiones S.A. (“WAI”) representing 17% of the capital stock of Sofora Telecomunicaciones S.A. –the Company’s indirect parent-, which amortization was made on May 23, on such date the following members of the Board of Directors and of the Supervisory Committee of Telecom Argentina appointed at the request of WAI submitted their irrevocable resignations, with an immediate effect:

Regular Directors: Mr. Gerardo Werthein and Mr. Esteban Gabriel Macek

Alternate Directors: Mr. Eduardo Federico Bauer and Mr. Pablo Alberto Gutiérrez

Regular Member of the Supervisory Committee: Mr. Gerardo Prieto

Alternate Member of the Supervisory Committee: Mrs. Mirta Silvia Maletta

It is planned that the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina which was held yesterday and adjourned its session until June 6, 2017, shall appoint the members of the Board of Directors and of the Supervisory Committee that will replace and complete the mandates of the aforementioned resigning members, when it begins its sessions again.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 24, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations